UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
March 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

NOTICE TO THE MARKET

Pursuant with its commitment to transparency , the Board of Directors of Fibria Celulose S.A  announces the succession of the Chief Executive Officer, Carlos Augusto Lira Aguiar, who has been in charge  since the foundation of the company , as of September 1st, 2009.

According to the process of succession, Marcelo Strufaldi Castelli, currently Director of Forestry, Paper, Strategy and Supplies, has been appointed  for the Chief Executive Officer position, effective  on July 1st, 2011.

Subsequent to this transition , Carlos Aguiar will join the Board of Directors of Fibria, beginning in 2012.

José Luciano Penido

Chairman of the Fibria Board of Directors

São Paulo, March 2nd,2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: March 2, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO